

October 10, 2014

Via E-mail
Mr. Stephen B. Roder
Senior Executive Vice President and
Chief Financial Officer
Manulife Financial Corporation
200 Bloor Street East, NT 11
Toronto, Ontario
Canada M4W 1E5

Re: **Manulife Financial Corporation**
             Form 40-F for the Fiscal Year Ended December 31, 2013
             Filed February 26, 2014
             File No. 1-14942

Dear Mr. Roder:

We have reviewed your September 15, 2014 response to our August 19, 2014 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Exhibit 99.1 Consolidated Financial Statements for the fiscal year ended December 31, 2013
Consolidated Statements of Income, page 5

1. We acknowledge your response to our previous comment. In your response to the third bullet, you note the key driver of the swing in the change in insurance contract liabilities relates to the impact of fair value accounting which is reported as normal in-force movement. You further indicate on page 63 of Management's Discussion and Analysis that the net in-force movement over the year was a decrease of $11,014 million and a material part of the in-force movement decrease was due to a decrease in policyholder liabilities for segregated fund products. Please tell us if the segregated fund products that you refer to above relate to the segregated funds presented separately on your Consolidated Statements of Financial Position. If so, please tell us how and why these funds impact your insurance contract liabilities and why they are presented in your

Consolidated Statements of Income on the caption entitled, change in insurance contract liabilities, when you disclose in Note 1(g) on page 13 of your financial statements that investment earnings and expenses associated with segregated funds are not presented in your Consolidated Statements of Income. If not, please help us understand what segregated fund products relate to your insurance contract liabilities.

Notes to Consolidated Financial Statements
Note 8   Insurance Contract Liabilities and Reinsurance Assets
(a)Insurance contract liabilities and reinsurance assets, page 36

2. To help us better understand your accounting for insurance contract liabilities, please explain to us how these liabilities can be simultaneously based on the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes and expenses on policies in-force as well as set to the value of the assets required to support them. To the extent these two concepts are different please tell us whether you apply each to different types of policies written.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3651.

Sincerely,

/s/ Joel Parker

Joel N. Parker
Accounting Branch Chief